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February 19, 2010

Ms. Jessica Barberich
Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Medical Billing Assistance, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed April 7, 2009
File No. 0-53012

Dear Ms. Barberich;

This is in response to your February 4, 2010 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

General

1.	In your next amendment, please include all of the agreed upon disclosures to be included in future filings.

This is to confirm that we have provided all disclosures to be included in future filings in our amended Form 10-K.

Item 8. Financial Statements and Supplementary Data

Note I. Organization, Operations and Summary of Significant Accounting Policies Revenue Recognition, page 24

Ms. Jessica Barberich
February 19, 2010

2.
We note your response to prior comment 4 and reissue our comment. Please provide a discussion of each indicator in your response and tell us the terms of your sale transactions. Also, describe a typical transaction in full and how you determined that you are the primary obligor. Clarify if you take orders before you take title to the product you are selling. Tell us your return policy, if applicable, and clarify if you will take title to the product if it is returned. Also tell us if you have the right to return unsold inventory to your supplier.

The appropriate language has been provided in both the financials and the amended Form 10-K narrative.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures. page 26

3.
We have reviewed your revised disclosure in response to prior comment 6 and reissue our comment. We note that your disclosure still states that ‘we concluded’. Please file an amendment to revise your disclosure to clearly state, if true, that your ‘principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of December 31,2008’.

The Company has provided the appropriate language in the amended Form 10-K.

Management’s Annual Report on Internal Control Over Financial Reporting, page 26

4.
We have reviewed your revised disclosure in response to prior comment 7 and reissue our comment in its entirety. We note that your disclosure still states that ‘management has concluded, as of December 31, 2008, we did maintain effective control over the financial reporting process’. Please file an amendment to revise your conclusion regarding the effectiveness of your internal control over financial reporting in accordance with the requirements of paragraph (a)(3) of Item 308 of Regulation S-K. Please clearly state whether or not ‘internal control over financial reporting was effective’.

The Company has provided the appropriate language in the amended Form 10-K.

Form 10-Q for the quarter ended September 30, 2009

Item 2. Management’s Discussion and Analysis and Plan of Operation

Results of Operations, page 11

Ms. Jessica Barberich
February 19, 2010

5.
We have reviewed your response to prior comment 8. In future filings please clarify, if applicable, that the revenues earned during the period were opportunistic in nature and resulted from activities that are not part of your intended business plan.

This is to confirm that the Company will provide the appropriate language in future filings.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Medical Billing Assistance, Inc.
/s/ Michael West
Michael West
President